FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MARCH 2008

MADISON MINERALS INC. (File #0-29250)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

  Madison Minerals Inc. – BC FORM 53-901F, Material Change Report,
  Madison Minerals Inc. – News Release dated March 31, 2008,
  Madison Minerals Inc. – BC FORM 53-901F, Material Change Report,
  Madison Minerals Inc. – Interim Financial Statements for the period ended January 31, 2008
  Madison Minerals Inc. – 52-109 Certifications of Interim Filings.

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.
(Registrant)

Date: April 8, 2008	By:	“Chet Idziszek”
Chet Idziszek

	Its:	President
(Title)

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

April 8, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:	Madison Minerals Inc. - (File #0-29250)
Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”_________

per:	Chet Idziszek
President

Enclosures

cc:	OTCBB Filings, Attention: Pam Morris
Miller Thomson, Attention: Peter McArthur

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:	If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer

Madison Minerals Inc.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.	Date of Material Change

March 28, 2008

Item 3.	Press Release

March 26, 2008, Vancouver, B.C.

Item 4.	Summary of Material Change

Progress report on exploration of the Issuer’s Lewis Property.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable.

Item 7.	Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.	Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 28th day of March 2008.

MADISON MINERALS INC.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

March 26, 2008	Trading Symbols: TSX Venture – MMR
OTC\BB – MMRSF
Web Site: www.madisonminerals.com

FINAL 2007 DRILL RESULTS EXPAND SIZE OF LEWIS PROPERTY VIRGIN ZONE
MINERALIZATION, ALONG STRIKE AND TO DEPTH.
2008 DRILL PROGRAM TO FOCUS ON VIRGIN ZONE IN-FILL DRILLING FOR
NI 43-101 COMPLIANT RESOURCE ESTIMATE.

HIGHLIGHTS

Step-out drilling expands size of Virgin Zone mineralization including:
o	6.1 metres of 10.7 g/t gold in RC-124
o	13.7 metres of 4.96 g/t gold in RC-113
o	7.6 metres of 2.73 g/t gold in RC-111
o	21.3 metres of 1.80 g/t gold and 6.1 metres of 1.44 g/t gold in RC-133
o	24.4 metres of 1.51 g/t gold in RC-119
o	DDH-90 returns multiple zones of mineralization including 5 metres of 1.42 g/t gold, 7 metres of 2.94 g/t gold, and 3 metres of 2.31 g/t gold

Madison Minerals Inc. on behalf of the Phoenix Joint Venture is pleased to report the remaining drill results – four core holes (DDH 89-92) and 23 reverse circulation holes (RC 111-133) - from the Lewis Project 2007 drill program in Battle Mountain Mining District, Nevada.

The Phoenix Joint Venture is comprised of Great American Minerals Inc. (40%) and Madison Minerals Inc. (60%), with Madison as operator.

The 2007 Lewis Project drill program completed 10 core holes (DDHMAD 83-92) totalling 2,303 metres and 34 reverse circulation drill holes (RCMAD 100-133) totalling 7,341 metres. All holes were drilled along the Virgin Structural Zone. Drill results compare favourably with previously reported styles and grades of mineralization including steeply oriented higher grade, and sub-horizontal lower grade hosted by favourable stratigraphy, mineralized structural intersections and cross structures.

Step-out RC drilling expanded the Virgin Zone mineralized area by 100 metres north to a total 600 metre strike length and down-dip a further 50 metres to a total 250 metre depth and remains open to expansion along strike and to depth.

Core drilling confirmed previous RC drill results and tested the geological model, with DDH-90 a redrill of previous RC-82 which had poor recovery when drilled. Due to better recovery, DDH-90 improved on the previous results and over a wider interval.

2

Our proposed $2.5 million Lewis Project 2008 drill program is designed to include both core and reverse circulation drilling, with two principal objectives. First, infill drilling on the Virgin Zone will generate a NI 43-101 compliant resource estimate. Second, step out drilling will further evaluate the sub-parallel Buena Vista Zone, which we successfully tested in 2006. Lions Gate Geological Consultants have been engaged to evaluate the geological model and make drill hole recommendations for the infill drilling required for the Virgin Zone resource estimate.

Analytical results confirm a favourable correlation between silver, lead and zinc values and gold mineralization. The intervals reported utilize a 0.5 g/t cut-off and true widths have not been determined.

Fieldwork was carried out under the supervision of Gerald McArthur, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, who has verified the data disclosed in this news release. SGS Laboratories of Toronto and TSL Laboratories in Saskatoon carried out all analysis.

To find out more about Madison Minerals Inc. please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

3

SCHEDULE

Hole #	Location (N/E)	Azimuth/Dip	From - To (m)	Interval (m)	Gold (g/t)
MAD-89	28870/4615	90/-65	210-214	4	1.60
MAD-90	28969/4552	45/-65	121-127 160-162 164-171 Including 170-171 189-191 205-208	6 2 7 1 2 3	1.25 0.98 2.94 11.69 1.19 2.31
MAD-91	29050/4400	45/-70	140-146	6	1.64
MAD-92	29050/4400	45/-88	184-187	3	1.72
MAD-111	29577/4503	90/-80	117.3-125	7.6	2.73
MAD-112	29577/4503	90/-60	71.6-74.7 91.4-108.2 Including 93-94.5 112.8-115.8	3 16.8 1.5 3	1.10 1.64 8.06 1.12
MAD-113	29672/4499	90/-80	86.9-100.6 Including 88.3-89.9	13.7 1.5	4.96 14.99
MAD-114	29672/4499	90/-60	111.3-128 Including 111.3-117.3	16.8 6.1	2.53 4.60
MAD-115	29765/4496	90/-80	15.2-21.3 62.5-67.1 76.2-83.8 100.6-103.6	6.1 4.6 7.6 3	2.03 1.51 0.96 3.77
MAD-117	29765/4496	45/-70	68.6-73.1	4.6	1.07
MAD-119	29315/4598	90/-80	83.8-108.2 Including 86.9-89.9	24.4 3	1.51 3.79
MAD-120	29315/4598	90/-60	54.9-65.5 Including 57.9-61	10.6 3	1.55 3.06
MAD-121	29315/4598	165/-65	74.7-82.3 128-131	7.6 3	1.24 1.25
MAD-123	29532/4591	90/-80	59.4-62.5 74.7-83.8 131.1-134.1 219.5-225.5	3 9.1 3 6.1	0.76 1.37 1.39 0.93
MAD-124	29532/4591	90/-60	41.1-44.1 89.9-92.9 94.5-100.6 Including 94.5-96	3 3 6.1 1.5	1.37 0.96 10.7 36.39
MAD-125	29610/4595	90/-80	74.7-77.7 143.3-147.8	3 4.6	2.09 1.70
MAD-126	29610/4595	90/-60	89.9-92.9 114.3-117.3	3 3	2.08 0.98
MAD-127	29720/4596	90/-80	91.4-94.4 210.3-216.4	3 6.1	1.39 0.90
MAD-128	29720/4596	90/-60	82.3-94.5	12.2	1.21
MAD-130	28800/5000	90/-80	100.6-103.6	3	3.43
MAD-132	28880/4610	45/-80	117.3-123.4 Including 121.9-123.4 178.3-184.4	6.1 1.5 6.1	4.35 13.58 0.91
MAD-133	28880/4610	45/-60	117.3-123.4 129.5-150.9 Including 129.5-135.6 190.5-196.6	6.1 21.3 6.1 6.1	0.82 1.80 3.94 1.44

info@madisonminerals.com www.madisonminerals.com TSX.V - MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

March 31, 2008	Trading Symbols: TSX Venture – MMR
OTC\BB – MMRSF
Web Site: www.madisonminerals.com

MADISON EXTENDS SHAREHOLDER RIGHTS PLAN

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that its Board of Directors has adopted a Shareholder Rights Plan that effectively extends a ten-year Shareholder Rights Plan adopted by Madison in 1998. The objective of the Plan is to ensure that all shareholders of Madison are treated equally and fairly in connection with any takeover bid for Madison. The Plan is not intended to block takeover bids, but will discourage discriminatory or unfair takeover tactics and provide the Board of Directors sufficient time to fully evaluate a takeover offer and pursue alternatives to maximize shareholder value. The Plan is similar to many plans adopted by other Canadian companies. Madison is not aware of any pending or threatened takeover bid for its shares.

In order to implement the Plan, the Board has authorized the issue, effective today, of one right in respect of each outstanding common share of Madison. Until the occurrence of certain events, the rights will trade with the common shares and be represented by the certificates for the common shares.

On the occurrence of certain triggering events, including the acquisition by a person or group of 20% or more of the outstanding common shares of Madison in a transaction not approved by the directors, the rights will entitle holders (other than the acquiring person or group) to acquire shares of Madison having a market value of $40 for $20, ie. a 50% discount to the prevailing market price. The rights will not be triggered, however, by purchases of common shares of Madison made under a "permitted bid". A permitted bid is a takeover bid made for all shares to all holders of common shares of Madison on identical terms, which also complies with certain other conditions, including a requirement that it remain open for at least 60 days.

Although the Plan is effective immediately, it is subject to a shareholder confirmation at the 2008 Annual and Special Meeting to be held April 9, 2008. Once confirmed by shareholders the Plan will be operative for a ten year term.

To find out more about Madison Minerals Inc. (TSX-V: MMR; OTC\BB – MMRSF), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of
MADISON MINERALS INC.

“Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:	If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer

Madison Minerals Inc.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.	Date of Material Change

March 31, 2008

Item 3.	Press Release

March 31, 2008, Vancouver, B.C.

Item 4.	Summary of Material Change

Issuer extends shareholder rights plan.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable.

Item 7.	Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.	Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 31st day of March 2008.

MADISON MINERALS INC.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

March 31, 2008	Trading Symbols: TSX Venture – MMR
OTC\BB – MMRSF
Web Site: www.madisonminerals.com

MADISON EXTENDS SHAREHOLDER RIGHTS PLAN

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that its Board of Directors has adopted a Shareholder Rights Plan that effectively extends a ten-year Shareholder Rights Plan adopted by Madison in 1998. The objective of the Plan is to ensure that all shareholders of Madison are treated equally and fairly in connection with any takeover bid for Madison. The Plan is not intended to block takeover bids, but will discourage discriminatory or unfair takeover tactics and provide the Board of Directors sufficient time to fully evaluate a takeover offer and pursue alternatives to maximize shareholder value. The Plan is similar to many plans adopted by other Canadian companies. Madison is not aware of any pending or threatened takeover bid for its shares.

In order to implement the Plan, the Board has authorized the issue, effective today, of one right in respect of each outstanding common share of Madison. Until the occurrence of certain events, the rights will trade with the common shares and be represented by the certificates for the common shares.

On the occurrence of certain triggering events, including the acquisition by a person or group of 20% or more of the outstanding common shares of Madison in a transaction not approved by the directors, the rights will entitle holders (other than the acquiring person or group) to acquire shares of Madison having a market value of $40 for $20, ie. a 50% discount to the prevailing market price. The rights will not be triggered, however, by purchases of common shares of Madison made under a "permitted bid". A permitted bid is a takeover bid made for all shares to all holders of common shares of Madison on identical terms, which also complies with certain other conditions, including a requirement that it remain open for at least 60 days.

Although the Plan is effective immediately, it is subject to a shareholder confirmation at the 2008 Annual and Special Meeting to be held April 9, 2008. Once confirmed by shareholders the Plan will be operative for a ten year term.

To find out more about Madison Minerals Inc. (TSX-V: MMR; OTC\BB – MMRSF), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of
MADISON MINERALS INC.

“Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

Madison Minerals Inc.

Interim Consolidated Financial Statements

Three Months Ended January 31, 2008

(Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended January 31, 2008.

Madison Minerals Inc.
(An exploration stage company)
Consolidated Balance Sheets
As at

	January 31,	October 31,
	2008	2007

ASSETS

Current
Cash and cash equivalents	$2,873,751	$5,511,333
Marketable securities (Note 4)	1,498,785	2,962,890
Due from joint venture partner	94,628	-
Receivables	29,703	61,078
Prepaid expenses and deposits	3,857	3,857
	4,500,724	8,539,158

Resource properties (Note 5)	6,089,294	4,456,861
Advances to contractors	-	35,443
Equipment and fixtures	25,350	19,779
	$10,615,368	$13,051,241

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$160,141	$176,901
Advances from joint venture partner	-	951,161
	160,141	1,128,062

Shareholders’ Equity
Capital Stock (Note 6)
Authorized
60,000,000 common shares without par value

Issued
35,437,076 (October 31, 2007 – 35,437,076)
common shares	68,001,686	68,001,686
Contributed surplus	3,482,089	3,482,089
Accumulated other comprehensive loss	(1,905,613)	(441,509)
Deficit	(59,122,935)	(59,119,087)
	10,455,227	11,923,179
	$10,615,368	$13,051,241

Madison Minerals Inc.
(An exploration stage company)
Consolidated Statements of Operations
(unaudited)

	Three Months	Three Months
	Ended	Ended
	January 31, 2008	January 31, 2007

EXPENSES
Accounting and audit	$9,000	$-
Amortization	1,456	1,505
Consulting	2,025	-
Filing fees	2,024	2,352
Legal fees	2,000	9,700
Property examination	2,780	795
Office and rent	47,900	50,878
Office rent reimbursements	(23,829)	(23,004)
Public relations	14,173	30,695
Salaries and benefits	102,290	96,106
Transfer agent’s fees	1,422	2,863
Travel	1,041	12,158
	(162,282)	(184,210)

OTHER INCOME
Interest earned	44,439	66,169
Project management fees	25,192	-
Foreign exchange gain (loss)	88,803	10,665
	158,434	76,834

Loss for the period	(3,848)	(107,376)

Unrealized gain (loss) on marketable
securities	(1,464,104)	5,780
Comprehensive gain (loss) for the period	$(1,467,952)	$(101,596)

Basic and diluted loss per share	$(0.00)	$(0.01)

Weighted average number of
common shares outstanding	35,437,076	35,382,946

Madison Minerals Inc.
(An exploration stage company)
Consolidated Statements of Deficit and Accumulated other Comprehensive Income (Loss)
(unaudited)

	Three Months	Three Months
	Ended	Ended
	January 31, 2008	January 31, 2007

STATEMENT OF DEFICIT

Balance, beginning of period	$(59,119,087)	$(61,952,691)
Net income (loss) for period	(3,848)	(107,376)

Balance, end of period	$(59,122,935)	$(62,060,067)

STATEMENT OF ACCUMULATED OTHER
COMPREHENSIVE INCOME (LOSS)

Balance, beginning of period	$(441,509)	$-
Adjustment to opening balance on
adoption of standard	-	31,790
Unrealized gain on marketable securities	-	5,780
Unrealized loss on marketable securities	(1,464,104)	-

Balance, end of period	$(1,905,613)	$37,570

Madison Minerals Inc.
(An exploration stage company)
Consolidated Statements of Cash Flows
(unaudited)

		Three Months	Three Months
		Ended	Ended
		January 31, 2008	January 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$	(3,848)	$(107,376)
Item not affecting cash
Amortization		1,456	1,505
Changes in non-cash working capital items
Increase (decrease) in receivables		31,375	(2,169)
Increase (increase) in amount due
from joint venture partner		(94,628)	-
(Decrease) increase in accounts
payable and accrued liabilities		2,878	(109,656)
		(62,767)	(217,696)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments made from joint venture
partner funds advanced		(951,161)	-
Proceeds from issue of capital stock		-	7,000
		(951,161)	7,000

CASH FLOWS FROM INVESTING ACTIVITY
Expenditures on resource properties		(1,623,654)	(600,676)

Change in cash and cash equivalents		(2,637,582)	(811,372)

Cash and cash equivalents - Beginning of
period		5,511,333	6,953,033

Cash and cash equivalents - End
of period		$2,873,751	$6,141,661

Supplemental disclosure with respect to cash flows (note 12)

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the three months ended January 31, 2008
(unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and is in the process of exploring its resource properties. It has not yet determined whether these properties contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At January 31, 2008, the Company had working capital of $4,340,583 (October 31, 2007 – $7,411,096) which management believes will be sufficient to meet the Company’s general and administrative expenses and expenditure commitments on its resource properties for the coming year. If the Company is to advance or develop its mineral properties further, it may become necessary to obtain additional funding. While the Company has been successful in obtaining funding in the past, there can be no assurance that it will be able to do so in the future.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations. The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent development, and upon future profitable production from the properties or proceeds from disposition.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or other claims, and title may be affected by undetected defects.

2.	INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, with the exception of the adoption of the new accounting disclosure standard described in Note 3 they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2007.

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the three months ended January 31, 2008
(unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES

With the exception of the adoption of the new accounting standard described below, these interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

Adoption of new accounting standard

The Canadian Institute of Chartered Accountants (CICA) has mandated certain new accounting standards which, in the Company’s case, have come into effect as of the commencement of its 2007-2008 fiscal year on November 1, 2007. In particular, Section 3862 “Financial instruments – disclosures” of the CICA Handbook (HB 3862) has been adopted by the Company. HB 3862 requires the Company to provide disclosures in its financial statements that enable users to evaluate the significance of financial instruments for the Company’s financial position and performance, and to evaluate the nature and extent of risks arising from financial instruments to which the Company is exposed, during the period reported on and at the balance sheet date, and to provide information on how the Company manages those risks. Disclosures required by the adoption of HB 3862 are set out in Notes 4 and 11.

4.	MARKETABLE SECURITIES

The Company’s holdings of marketable securities consist of shares in two public companies whose shares are listed and trade on the TSX Venture Exchange (the Exchange).

					Quoted price	Fair value
		Number of	Quoted price	Fair value	beginning of	beginning of
		shares	end of period	end of period	period	period

Buffalo	Gold	3,521,648	$0.41	$1,443,875	$0.82	$2,887,750
Ltd.
Lund Gold Ltd.		289,000	$0.19	$54,910	$0.26	$75,140
				$1,498,785		$2,962,890

Because these shares trade on the Exchange, published quotations in an active market are available. The company determines the fair value of these holdings based on the closing bid price on the balance sheet date. In accordance with our accounting policies as set out in our annual audited financial statements, each of these holdings is classified as an “available for sale” financial instrument, and increases or decreases in the fair value are credited or charged to “other comprehensive income (loss)” in the statement of operations. During the period, the Company recognized an aggregate comprehensive loss of $1,464,105 attributable to a decline in fair value of the shares of Buffalo Gold Ltd. (Buffalo) of $1,443,875 and of Lund Gold Ltd. (Lund) of $20,230.

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the three months ended January 31, 2008
(unaudited)

5.	RESOURCE PROPERTIES AND DEFERRED COSTS

	Lewis	Belencillo
	Property,	Property,
	Nevada	Panama	Totals

Balance, October 31, 2007	$4,414,539	$42,322	$4,456,861

Acquisition costs	1,242,922	-	1,242,922
Assays	135,604	-	135,604
Camp costs	5,539	-	5,539
Contractors and geologic
staff	58,595	-	58,595
Drilling	164,004	-	164,004
Land and Legal	7,542	-	7,542
Option Fees	6,002	-	6,002
Travel and accommodation	12,225	-	12,225
	1,632,433	-	1,632,433

Balance, January 31, 2008	$6,046,972	$42,322	$6,089,294

On December 27, 2007 the parties to the Phoenix Joint Venture exercised their option to purchase the Lewis mineral property by making a cash payment of USD $2,000,000 together with the first payment of the advance royalty in the cash amount of USD $60,000. These payments were funded by the Company as to 60 per cent and by Great American Minerals, the joint venture partner, as to 40 per cent.

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

The Company’s authorized share capital consists of an unlimited number of common shares.

	Number of
	Shares	Amount	Contributed Surplus
Balance as at October 31, 2007	35,437,076	$68,001,686	$3,482,089
Additions in period	-	-	-
Balance as at January 31, 2008	35,437,076	$68,001,686	$3,482,089

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the three months ended January 31, 2008
(unaudited)

7.	STOCK OPTIONS

As at January 31, 2008, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date

50,000	0.42	May 1, 2008
20,000	2.30	December 3, 2008
115,000	1.75	March 10, 2009
100,000	0.75	May 27, 2010
500,000	0.38	May 27, 2010
1,837,616	1.10	October 20, 2011
200,000	0.77	April 12, 2012

2,822,616

The number of stock options exercisable at January 31, 2008 is 2,722,616.

8.	SHARE PURCHASE WARRANTS

As at January 31, 2008, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date
3,149,998	$1.20	October 11, 2008
175,700	1.20	October 11, 2008
3,325,698

The expiry dates may be accelerated under certain circumstances.

9.	RELATED PARTY TRANSACTIONS

a)	The Company incurred the following expenses with directors and a company related by way of directors in common during the three months ended January 31, 2008 and 2007:

	2008	2007
	$	$

Legal fees	Nil	9,300
Wages and benefits	52,500	67,376

Legal fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the three months ended January 31, 2008
(unaudited)

9.	RELATED PARTY TRANSACTIONS (cont’d)

	b)	As at January 31, 2008, accounts payable and accrued liabilities include $nil (October 31, 2007 - $5,932) due to officers of the Company and companies related by way of common directors.

	c)	During the three months ended January 31, 2008, the Company recorded reimbursements of $23,828 (2007 - $23,004) for rental of office space from companies related by way of common directors, under rental agreements between the related companies.

10.	SEGMENTED INFORMATION

The Company has one operating segment being the exploration of mineral properties located in the United States (Note 5). All equipment is held in Canada.

11.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, accounts payable and accrued liabilities, and amounts due from or to the joint venture partner. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit or interest rate risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company’s most significant risk arising from its financial instruments lies in the market risk which arises from its holdings of common share positions in other publicly treaded companies, and particularly the market risk in its holding of 3,521,648 shares of Buffalo. Each $0.01 increase or decrease in the quoted value of Buffalo has the effect of adding or subtracting $35,216 to or from the Company’s comprehensive income. Between the most recent year-end October 31, 2007 and January 31, 2008 the fair value of Buffalo shares diminished by $0.41 per share for a total charge to comprehensive loss of $1,443,875. This amount is a reduction of exactly one-half of the fair value at October 31, 2007, and had the effect of reducing by one-half or $1,443,875 the portion of the Company’s working capital reported at that date comprised of its holding of Buffalo shares. To the degree that users of the financial statements consider the Company’s holdings of marketable securities as a potential source of cash resources, this market risk is material. There are no derivative securities, such as put or call options, available in respect of the common shares of Buffalo, limiting the Company’s ability to manage this exposure. The Company is exposed to a similar market risk arising from its holding of 289,000 shares in Lund; however, the materiality of the risk is lower, with each $0.01 increase or decrease in the quoted value of Lund having the effect of adding or subtracting $2,890 to or from the Company’s comprehensive income. The trading price of Buffalo shares ranged from a high of $0.97 to a low of $0.40 during the period reported on, and Lund shares ranged from a high of $0.28 to a low of $0.15.

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the three months ended January 31, 2008
(unaudited)

11.	FINANCIAL INSTRUMENTS (cont’d)

The Company also is exposed to currency risk arising from fluctuations in the exchange rate for the US dollar. The Company holds a portion of its cash and cash equivalents in U.S. dollar accounts, and incurs costs and related accounts payable denominated in U.S. dollars. The majority of the Company’s expenditures on resource properties, typically its largest cash outflow classification, is incurred in U.S. dollars, and the Company holds advances from its joint venture partner denominated in U.S. dollars, although these U.S. dollar advances relate directly to U.S. dollar costs and obligations. The Company engages professional foreign exchange consultants to advise it on foreign exchange strategy, and currently does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates. During the period reported on, the amount of the Company’s cash holdings denominated in U.S. dollars ranged from a high of $2,835,000 to a low of $404,000, and the value of one U.S. dollar ranged from a high of $1.03 to a low of $0.92, a range which represents unprecedented volatility.

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2008	2007

Non-cash operating activities
Accounts payable incurred for resource property
expenditures	$(19,637)	$(315,475)
Drawdowns of advances to contractors	35,443	-

	$15,806	$(315,475)

Non-cash investing activities
Resource property expenditures incurred through
accounts payable	$19,637	$315,475
Resource property expenditures – effect of drawdown
of contractors’ advances	(35,443)	-
	$(15,806)	$315,475

Madison Minerals Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JANUARY 31, 2008

Introduction and Overview

Madison Minerals Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “MMR” and on the U.S. OTC Bulletin Board under the symbol “MMRSF”. Madison’s exploration strategy currently emphasizes gold projects in North America and Papua New Guinea.

Madison is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations on our various properties are exploratory searches for mineable deposits of minerals. Before and during the three month period ended January 31, 2008, Madison has been primarily engaged in the continued exploration of its Lewis Gold Project in Nevada.

This MD&A is dated March 28, 2008 and discloses specified information up to that date. Madison is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada and are expressed in Canadian dollars. The discussion and analysis should be read together with the interim unaudited consolidated financial statements for the three month period ended January 31, 2008 and related notes attached thereto. The reader should also refer to the annual audited financial statements for the years ended October 31, 2007 and 2006, and the Management Discussion and Analysis for those years.

Throughout this report we refer from time to time to “Madison”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Madison Minerals Inc. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this report.

Overall Performance

The following summarizes the significant events and transactions in our mineral projects during the period.

Lewis Gold Project, Nevada

The 2007 program at the Lewis Gold Project concluded in November. On December 13, 2007 and on March 2, 2008 we reported on the results the program, the principal component of which was 9,644 metres of drilling, being 2,303 metres of core drilling in ten holes and 7,341 metres of reverse circulation (RC) drilling in 34 holes. These news releases are accessible on our website www.madisonminerals.com and on SEDAR at www.sedar.com . All holes were drilled along the Virgin Structural Zone, and our 2007 drill results compared favourably with previously reported styles and grades of mineralization, including steeply oriented higher grade, and sub-horizontal lower grade hosted by favourable stratigraphy, mineralized structural intersections and cross structures. The 2007 step-out RC drilling expanded the Virgin Zone mineralized area by 100 metres north to a total 600 metre strike length and down-dip a further 50 metres to a total 250 metre depth. The zone remains open to expansion along strike and to depth. The core drilling program confirmed previous RC results and tested the geological model.

We have proposed to the joint venture a $2.5 million 2008 drill program, designed to include both core and RC drilling, with two principal objectives. First, infill drilling on the Virgin Zone will generate a NI 43-101 compliant resource estimate. Second, step-out drilling will further evaluate the sub-parallel Buena Vista Zone, which we tested successfully in 2006. Lions Gate Geological Consultants have been engaged to evaluate the geological model and make drill hole recommendations for the infill drilling program required for the Virgin Zone resource estimate.

Mount Kare Gold Project, Papua New Guinea

Madison’s original interest in this project is held 60 per cent by Buffalo Gold Ltd. (“Buffalo”) and 40 per cent by Madison, and requires no further investment by Madison. Buffalo has reported that for 2008 it is conducting an aggressive and ongoing exploration program, including substantial budgets for drilling, on this major project which is contiguous with Barrick Gold’s Porgera Gold Mine. Buffalo recently reported the completion of a 21.7 line kilometre Induced Polarization (IP) survey over the southern extension of the Mt Kare gold deposit. The survey followed up on previous work which outlined a broad IP response over the known mineralized zones, open-ended to the south. The new survey employed a different dipole configuration and more powerful transmitter compared to

Madison Minerals Inc.
Three months ended January 31, 2008
Management Discussion and Analysis
Page 2 of 4

the previous survey, providing good quality readings and increased depth penetration. Buffalo reported that modelling of the new data indicates that a greater than 400 metre wide, 300 metre deep, strong chargeability anomaly extends southward for at least 250 metres beyond the most southerly line of drilling on Mt Kare. The anomaly is interpreted as being in response to sulphide mineralization and defines a previously untested portion of the Mt Kare gold-bearing epithermal system. This new anomaly is being reviewed to define drill targets.

Buffalo has the right to increase its interest in Madison’s interest to 75 per cent, and ultimately, at its option, to 100 per cent for additional consideration.

As described in note 4 to the January 31, 2008 financial statements, Madison holds 3,521,648 shares of Buffalo.

Belencillo Gold Project, Panama

As described in our year-end financial statements, we hold a 31.12 per cent interest in this concession. Madison is working towards the disposition of this interest.

Results of Operations

Madison’s management believes that the financial measures of a resource exploration company are best focused on the statement of cash flows. This statement demonstrates our ability to raise the necessary funding to pursue our exploration targets and to administer the company while doing so. For the three fiscal quarters to January 31, 2008 we drew down cash resources by $2.637 million, of which $1.623 million was expended on the Lewis Gold Project, an additional $951,000 was paid for Lewis project costs out of funds previously advanced by our joint venture partner, and $63,000 on operations. In the comparable 2007 period, cash resources were drawn down by $811,000, principally attributable to significantly lesser expenditures at the Lewis project of $600,000 and $217,000 expended on operations.

Because of the significant financings completed in the third and fourth fiscal quarters of 2006, Madison remains well funded, with net cash and cash equivalent resources of $2.873 million, minimal liabilities and no long term debt.

Administrative costs for 2008 were broadly similar to 2007. Increases occurred in salaries and audit provisions. Reductions took place in public relations and travel costs. Reduced general and administrative costs combined with a very significant increase in foreign exchange gain, reflecting the strengthening U.S. dollar during the period while Madison was a net holder, gave rise to significantly improved operating result for 2008 versus 2007. We expect our general level of costs to continue during fiscal 2008.

Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended April	Ended	Ended	Ended	Ended
	January 31,	October 31,	July 31,	30, 2007	January 31,	October 31,	July 31,	April 30,
	2008	2007	2007		2007	2006	2006	2006
Total assets	$10,615,638	$13,051,241	$9,117,944	$9,265,565	$9,421,133	$9,946,640	$3,321,351	$3,466,453
Resource
properties	6,089,294	4,456,861	3,875,660	3,266,531	3,184,490	2,899,289	2,145,583	2,411,042

Working capital	4,340,583	7,411,096	5,154,572	5,916,401	6,135,601	6,519,673	1,140,290	965,148
Shareholders’
equity	10,455,227	11,923,179	9,050,431	9,204,637	9,343,301	9,443,677	3,312,571	3,402,666
Revenues	nil	Nil	nil	nil	nil	Nil	nil	nil
Net loss	(3,848)	3,259,851	(154,207)	(164,664)	(107,376)	(1,610,106)	(90,095)	(149,627)
Earnings (loss) per
share	(0.00)	0.10	(0.01)	(0.01)	(0.00)	(0.06)	(0.00)	(0.01)

Madison Minerals Inc.
Three months ended January 31, 2008
Management Discussion and Analysis
Page 3 of 4

Discussion

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such costs as stock-based compensation, exploration costs expensed or written down, professional and consulting fees, transfer and filing fees, public relations costs and general office expense, and in many cases arise from the timing of larger billings. Management of Madison does not believe that meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements.

Significant changes in the Company’s key financial data from 2006 to 2008 can be attributed to its equity financings and to exploration expenditures on the Lewis Property in Nevada, and, in the case of the fourth quarter ended October 31, 2007 the receipt of 3,521,648 shares of Buffalo credited to the statement of operations.

Liquidity

Madison does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years. The Company’s exploration activities have been funded through sales of common shares, and we expect that we will continue to be able to utilize this source of financing until we develop cash flow from our operations. There can be no assurance, however, that Madison will be able to obtain required financing in the future on acceptable terms, or at all. If such funds are not available or cannot be obtained or are insufficient to cover our costs, Madison could be forced to curtail its exploration activities to a level for which funding is available or can be obtained. In the near term, Madison plans to continue its exploration activities on its currently held properties.

Based on its existing working capital, Madison has sufficient funds to meet its general and administrative expenses and its share of the cost of the next phases of exploration on the Lewis Property for the year currently in progress.

Capital Resources

At January 31, 2008 and to the date of this report, Madison has an adequate cash and working capital position. We have proposed to the joint venture a 2008 program for the Lewis project, with an estimated budget of US $2.5 million. Our working capital position is adequate to fund this, and our ongoing general and administrative costs for the balance of the fiscal year currently in progress.

Related Party Transactions

During the three months ended January 31, 2008, Madison paid or accrued wages and benefits of $34,000 and $18,500 to the Chief Executive Officer and a director, respectively, and was reimbursed for office and rent costs of $23,829 by companies related by way of common directors.

As at January 31, 2008, there were no accounts payable to any related party.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Changes in Accounting Policies

Effective with the commencement of its new fiscal year, Madison adopted a new standard for accounting disclosure in respect of its financial instruments and the risks pertaining thereto as set out in Section 3862 of the CICA Handbook (HB 3862). This is described in Note 3 to the interim financial statements. This standard is a disclosure standard rather than an accounting policy standard per se, and accordingly there were no effects on the company’s financial position or results of operations. There were no other changes to our accounting policies during the three month period ended January 31, 2008.

Madison Minerals Inc.
Three months ended January 31, 2008
Management Discussion and Analysis
Page 4 of 4

Financial Instruments

As a result of the adoption of HB 3862, the Company’s financial statements are now required to provide in considerable detail the disclosures specified in Form 51-102F1 about financial instruments, and users of this document are referred to notes 3 and 11 in the interim financial statements to which this MD&A applies.

Statutory Disclosure

Information available on SEDAR

Important additional information about Madison, including news releases and material change reports, is available on the SEDAR website – www.sedar.com .

Disclosure by venture issuer without significant revenue

Analyses of the material components of Madison’s general and administrative expenses and of the material components of the acquisition and deferred exploration costs of our mineral properties for the current fiscal year to date are provided in the financial statements to which this MD&A relates.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number common shares without par value of which 35,437,076 were outstanding at January 31, 2008 and as of the date hereof.

As at the date hereof, Madison has warrants outstanding entitling the purchase of 3,325,698 shares at a price of $1.20 per share until October 11, 2008. The warrants are subject to potential forced conversion provisions described in the notes to our annual financial statements dated October 31, 2007.

As at the date hereof, we had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
50,000	$0.42	May 1, 2008
20,000	$2.30	December 3, 2008
115,000	$1.75	March 10, 2009
100,000	$0.75	May 27, 2010
500,000	$0.38	May 27, 2010
1,837,616	$1.10	October 20, 2011
200,000	$0.77	April 27, 2012
2,822,616	$0.96	[weighted average]

Vancouver, British Columbia	March 28, 2008

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, with limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Chet Idziszek, President and Chief Executive Officer of Madison Minerals Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Madison Minerals Inc. (the Issuer) for the interim period ending January 31, 2008.

2.	No Misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.	Fair Presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 31, 2008

”Chet Idziszek”
Chet Idziszek,
President and CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

1.

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

2.	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Ian Brown, Chief Financial Officer of Madison Minerals Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Madison Minerals Inc. (the Issuer) for the interim period ending January 31, 2008.

2.	No Misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.	Fair Presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 31, 2008

“ Ian Brown ”
Ian Brown,
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

1.

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

2.	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.